Exhibit 2.1

PATENT ASSIGNMENT AGREEMENT

BETWEEN

SCIMED LIFE SYSTEMS INC.

AND

NEORX CORPORATION

DATED

April 17, 2003

PATENT ASSIGNMENT AGREEMENT

This Agreement (the “Agreement”), is made and entered into this 17th day of April, 2003, (the “Effective Date”) by and between NeoRx Corporation, a corporation of Washington, having its principal address at 300 Elliott Avenue West, Suite 500, Seattle, WA 98119 (“Grantor”), and SciMed Life Systems Inc., a corporation of Minnesota (“Grantee”), having its principal place of business at One Boston Scientific Place, Natick, Massachusetts 01760, which is a wholly-owned subsidiary of Boston Scientific Corporation, which is guaranteeing certain performance under this Agreement.

RECITALS

A.                                    Grantor has developed technologies relating to [*] and has obtained and acquired patents therefore.

B.                                    Grantee desires to acquire the Assigned Patents (as defined below) upon the terms and conditions set forth in this Agreement.

C.                                    Grantor entered into a license agreement dated as of [*] (the “[*] License”), a true and correct copy of which is attached hereto as Appendix A and made a part hereof, by and between Grantor and [*] pursuant to which certain license rights under the Assigned Patents were granted to [*].

Agreement

In consideration of the promises and the mutual covenants contained in this Agreement the parties agree as follows:

ARTICLE 1                                DEFINITIONS

For the purposes of this Agreement, the following words and phrases shall have the following meanings:

1.1                               “Affiliate” of an entity means any other entity that, directly or indirectly, controls, is controlled by, or is under common control with, the entity.  For purposes of this definition, “controlled”means the power, directly or indirectly, to direct or cause the direction of management and policies of such entity whether by contract or otherwise, but an entity shall only be an affiliate of another for so long as such control exists.

1.2                               “Assigned Patents” means those issued patents and pending patent applications listed in Appendix B, all domestic and foreign patents that issue in the future on those pending patent applications, all future patent applications that claim priority to any of the issued patents or pending patent applications listed in Appendix B ([*]), all domestic and foreign patents that issue in the future on such patent applications and that issue from divisions, continuations, continuations-in-part, reissues, reexaminations, substitutes, and extensions of the foregoing.

1.3                               “Confidential Information” shall have the meaning set forth in article 6.

ARTICLE 2                                ASSIGNMENT OF PATENTS

2.1                               Patent Assignment.  Subject to the terms and conditions of this Agreement and the [*] License, Grantor hereby sells, assigns and transfers to Grantee, and Grantee hereby purchases, acquires and accepts from Grantor, all of Grantor’s right, title, and interest in and to the Assigned Patents, and all rights and privileges related thereto including without limitation:  (i) all rights to sue others for past, present, and future acts of infringement of the Assigned Patents (ii) to the extent not precluded by law or contract, all obligations to Grantor or its Affiliates, if any, of the inventors of the Assigned Patents relating to the Assigned Patents, including obligations, if any, to assist in prosecution, enforcement, or licensing of the Assigned Patents; and (iii) to retain all revenues received from others for any such past, present and future acts of infringement as described in clause (i) of the Assigned Patents.  Within ten (10) business days after the Effective Date, Grantor shall provide to Grantee the following documents relating to each of the Assigned Patents:  (i) Grantor’s prosecution history file (including all correspondence with the patent office, but not including between Grantor and outside prosecution counsel or other privileged materials), i.e., “file wrapper”; (ii) all material prior art (whether patents, patent applications, publications, or events raising a statutory bar to patentability) in the possession of Grantor in documentary form; (iii) all original executed assignment(s) from inventor(s); and (iv) the original “ribbon” copy of the each issued Assigned Patent.  Within ten (10) business days after a request by Grantee following the Effective Date, Grantor shall:  (i) provide to Grantee, or to Grantee’s designated outside counsel, the complete files of Grantor’s outside prosecution counsel relating to any or all Assigned Patents (but not including any privileged materials); and (ii) make available to Grantee’s representative(s) at Grantor’s facility in Seattle, Washington, during Grantor’s normal business hours the originals of all inventor’s notebook(s) of the inventions included in the Assigned Patents, for inspection and copying.  If needed by Grantee and reasonably requested by Grantee, Grantor will, within ten (10) business days of the request, provide Grantee with copies of any invention disclosure forms pertaining to the particular Assigned Patents if providing such records is not considered to constitute a waiver of Grantor’s attorney client privilege, taking into consideration whether the parties share a common legal interest with respect to the issue with respect to which Grantee has requested such information; provided, however, that Grantee shall not waive or do any act that would constitute waiver of any privilege associated with such records without the written consent of Grantor and shall not use the records (and any information contained therein) in any manner adverse to Grantor.

2.2                               Cooperation.  Grantor agrees, without further consideration to Grantor but at Grantee’s sole cost and expense (including, without limitation, reasonable out-of-pocket costs incurred by Grantor at Grantee’s request), but without charge by Grantor, to cooperate, and to use commercially reasonable efforts to cause their officers, employees, agents, contractors, and others under their direction or control, to cooperate with Grantee in (a) filing or prosecuting any patent applications included in  the Assigned Patents or maintaining any patents included in the Assigned Patents, (b) executing any further legal documents, including any further assignments, such as individual assignments for recordation in any U.S. or foreign offices or agencies, to evidence the assignment of the Assigned Patents, and (c) performing all reasonable acts that may be necessary to complete the assignment of Grantor’s interest in and to the Assigned Patents.  Without limiting the foregoing, Grantor shall execute the assignment document attached as Appendix C hereto.  In the event of a conflict or inconsistency between the terms and conditions of this Agreement and the terms and conditions of any such legal document, or other document or other agreement or understanding between the parties, unless expressly otherwise agreed in writing, the terms and conditions of this Agreement shall be controlling.

ARTICLE 3                                ASSIGNMENT OF [*] LICENSE

3.1                               Assignment and Assumption.  Grantor hereby assigns to Grantee, and Grantee hereby accepts and assumes, all of Grantor’s rights and obligations in and under the [*] License.  Grantee shall perform all obligations of Grantor under and with respect to the [*] License from and after the Effective Date; provided, however, that Grantee shall have no responsibility for any breach of the [*] License by Grantor occurring prior to the Effective Date.

3.2                               [*] Payments.  In addition to the amount described in article 4, Grantee shall pay to Grantor, by wire transfer to such account as Grantor requests (a) [*] dollars ([*]) within [*] days following the time that the [*] Balloon Payment becomes payable under the  License, and (b) [*] dollars ([*]) within [*] days following the time that the [*] Balloon Payment becomes payable under the [*] License.  Such payments shall be paid in accordance with the terms of the [*] License in effect on the Effective Date, regardless of any subsequent amendment thereto.  In addition, if the [*] License is terminated following the Effective Date and Grantee and its Affiliates and licensees have achieved the sales that give rise to Balloon Payments under the terms thereof, Grantee shall remain obligated to make the above payments to Grantor.

ARTICLE 4                                CONSIDERATION

4.1                               Payment.  In partial consideration for the assignment of Section 2.1, Grantee shall pay to Grantor, by wire transfer to such account as Grantor requests, nine million dollars (US$9,000,000).  Such payment shall be made on the Effective Date.

ARTICLE 5                                REPRESENTATIONS AND WARRANTIES; LIMITATION OF LIABILITY

5.1                               Grantor Representations and Warranties.  Grantor represents and warrants that, as of the Effective Date:

(a)                                  Grantor has all requisite power and authority and has taken all action necessary to authorize the execution and delivery of this Agreement (and any other agreement or instrument referred to herein) and the consummation of the transactions contemplated hereby and to extend the rights granted to Grantee under this Agreement and has not made and will not make any commitments to others inconsistent with or in derogation of such rights.

(b)                                  Grantor has received assignment of all right, title and interest in existing Assigned Patents from all known inventors.

(c)                                  No covenant not to sue has been granted to any third party to make, have made, use, have used, develop, have developed, improve, have improved, import, have imported, export, have exported, lease, sell and/or have sold any product and/or process under any Assigned Patents.

(d)                                  Other than the [*] Agreement, Grantor is not a party to any other license agreement or license negotiations for or relating to any product and/or process under the Assigned Patents.

(e)                                  Neither Grantor nor its Affiliates has made any claims against a third party alleging infringement of any of the Assigned Patents.

(f)                                    To the knowledge of Grantor, there have been no claims or judicial proceedings concerning any of the Assigned Patents and no such claims have been threatened.

(g)                                 None of the Assigned Patents are subject to any lien or other encumbrance.

(h)                                 The [*] License remains in full force and effect, and has not been terminated nor breached by Grantor.  To the knowledge of Grantor, [*] has not terminated or breached the [*] License.

(i)                                    All of the Milestone Payments have already been paid by [*] to Grantor, and no Balloon Payments have become due, under Section 4 of the [*] License.

(j)                                    Other than those listed on Appendix C, there are no national stage foreign applications filed directly from the following PCT applications:  [*].

(k)                                To the knowledge and belief of Grantor the issued Assigned Patents are valid and enforceable.

EXCEPT AS EXPRESSLY STATED IN THIS SECTION 5.1, GRANTOR MAKES NO OTHER REPRESENTATIONS OR WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED, IN ANY MANNER AND EITHER IN FACT OR BY OPERATION OF LAW, AND SPECIFICALLY DISCLAIMS ANY AND ALL IMPLIED OR STATUTORY WARRANTIES, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, PATENTABILITY OR NONINFRINGEMENT.

5.2                               Grantee Representations and Warranties.  Grantee represents and warrants that, as of the Effective Date:

(a)                                  Grantee has all requisite power and authority and has taken all action necessary to authorize the execution and delivery of this Agreement (and any other agreement or instrument referred to herein) and the consummation of the transactions contemplated hereby, and has not made and will not make any commitments to others inconsistent with or in derogation of its rights or obligations under this Agreement.

EXCEPT AS EXPRESSLY STATED IN THIS SECTION 5.2, GRANTEE MAKES NO OTHER REPRESENTATIONS OR WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED, IN ANY MANNER AND EITHER IN FACT OR BY OPERATION OF LAW.

5.3                               Indemnification by Grantor.  Grantor agrees to indemnify and hold harmless Grantee and its trustees, officers, employees, students and agents and their respective successors, heirs and assigns (the “Grantee Indemnitees”), against any claim of liability, damage, loss or expenses (including reasonable attorney’s fees and expense of litigation) incurred by or imposed upon the Grantee Indemnitees or any one of them in connection with any third party claims, suits, actions, demands or judgments arising from or attributable to Grantor’s breach of the representations and warranties set forth in Section 5.1.

5.4                               Indemnification by Grantee.  Grantee agrees to indemnify and hold harmless Grantor and its trustees, officers, employees, students and agents and their respective successors, heirs and assigns (the “Grantor Indemnitees”), against any claim of liability, damage, loss or expenses (including reasonable attorney’s fees and expense of litigation) incurred by or imposed upon the Grantor Indemnitees or any one of them in connection with any third party claims, suits, actions, demands or judgments arising from or attributable to (a) Grantee’s breach of the representations and warranties set forth in Section 5.2, (b) any damage to property or injury or death to persons arising solely from development, manufacture, distribution, use, or sales of products or services covered by the Assigned Patents by Grantee and Grantee’s Affiliates and licensees; or (c) the [*] License except as a result of any actions by Grantor.

5.5                               Indemnification Notice.  If a party (the “Indemnified Party”) becomes aware of a third party claim, suits, actions, demands or judgments (a “Claim”) that would give rise to indemnification under this article 5, then the Indemnified Party shall give written notice to the other party (the “Indemnifying Party”) of such Claim (the “Indemnification Notice”).  The Indemnification Notice shall be provided as soon as reasonably practicable after the Indemnified Party becomes aware of the Claim (provided that failure to give an Indemnification Notice shall not limit the Indemnifying Party’s indemnification obligation hereunder except to the extent that the delay in giving, or failure to give, the Indemnification Notice adversely affects the Indemnifying Party’s ability to defend a Claim).  To the extent reasonably practicable, the Indemnification Notice will describe the nature, basis and amount of the Claim and include any relevant supporting documentation.  With respect to any Claim, the Indemnified Party shall give to the Indemnifying Party (a) all relevant facts in its possession or control, and (b) its cooperation in the defense of any such demand, claim or action.  In addition, each party agrees that the Indemnified Party will not settle any Claim without the prior written consent of the Indemnifying Party (which shall not to be unreasonably withheld or delayed).

5.6                               Disclaimers.  EXCLUDING THE INDEMNIFICATION OBLIGATIONS UNDER SECTIONS 5.3 AND 5.4 OF THIS AGREEMENT, NEITHER PARTY IS OR SHALL BE LIABLE TO THE OTHER, ITS TRUSTEES, DIRECTORS, OFFICERS, EMPLOYEES AND AFFILIATES FOR ANY INCIDENTAL, INDIRECT, SPECIAL, EXEMPLARY, OR CONSEQUENTIAL DAMAGES OF ANY KIND, INCLUDING ECONOMIC DAMAGES OR INJURY TO PROPERTY AND LOST PROFITS, WHETHER BASED UPON A CLAIM OR ACTION OF CONTRACT, WARRANTY, NEGLIGENCE, STRICT LIABILITY OR OTHER

TORT, OR OTHERWISE, ARISING OUT OF THIS AGREEMENT AND REGARDLESS OF WHETHER SUCH PARTY SHALL BE ADVISED, SHALL HAVE OTHER REASON TO KNOW, OR IN FACT SHALL KNOW OF THE POSSIBILITY OF THE FOREGOING.

5.7                               Essential Basis of Bargain.  The parties acknowledge and agree that the disclaimers, exclusions and limitations of liability set forth in this Agreement form an essential basis of this Agreement, and that, absent any of such disclaimers, exclusions or limitations of liability, the terms of this Agreement, including, without limitation, the economic terms, would be substantially different.

5.8                               Taxes.  Each party shall pay any taxes imposed upon it by applicable law with respect to any amounts paid by Grantee to Grantor under this Agreement.

ARTICLE 6                                CONFIDENTIAL INFORMATION

6.1                               Preservation of Confidential Information.  Grantor and Grantee each agree that all information contained in documents marked “Confidential” or “Proprietary” that are forwarded to it by the other party and this Agreement (“Confidential Information”)  shall be received in strict confidence, used only for the purposes of this Agreement and not disclosed by the recipient party, its agents or employees without the prior written consent of the other party unless such information (a) was in the public domain at the time of disclosure, (b) later became part of the public domain through no act or omission of the recipient party, its employees, agents, successors or assigns, (c) was lawfully disclosed to the recipient party by a third party having the right to disclose it; (d) was already known by the recipient party at the time of disclosure; or (e) was developed independently by a party without regard to the other party’s Confidential Information, all which can be shown by documentary evidence.

6.2                               Required Disclosures.  This article 6 shall not be construed to prohibit disclosure of Confidential Information to the extent that such disclosure is required by law or valid order of a court or other governmental authority or in proper response to a discovery request in a litigation; provided, however, that the responding party shall first have given notice to the other party and shall have made a reasonable effort to obtain a protective order requiring that the Confidential Information so disclosed be used only for the purposes for which the order was issued.

6.3                               Permitted Disclosures.  Except for the notice and consultation obligations of Section 6.4, nothing contained herein shall prevent a party from disclosing Confidential Information to the extent such information is required to be disclosed (i) by Grantee in connection with the development, manufacture, use or sale, or securing the necessary governmental authorization for Grantee’s manufacture, use or sale, of any product or process practicing the Assigned Patents, (ii) by Grantee for the purpose of licensing, or (iii) for the purposes of compliance with governmental regulations.  In addition to the foregoing, nothing contained herein shall prevent either party from disclosing Confidential Information (a) to its employees, agents, and Affiliates as reasonably necessary for performance of its obligations under this Agreement, (b) to attorneys, accountants or professional advisors in the course of their performance of professional services relating to this Agreement, provided they are bound by a confidentiality obligation at least as protective as this article 6, (c) to a third party that is in negotiations to merge with, or purchase all or substantially all of the assets of, a party, provided the third party is bound by a confidentiality obligation at least as protective as this article 6, or (d) to take any lawful action that it deems necessary to protect its interest under, or to enforce compliance with the terms and conditions of, this Agreement.

6.4                               Disclosure of This Agreement.  Neither party shall disclose this Agreement, nor the terms hereof, to any third party without first consulting with the other party and shall take all reasonable steps requested by the other party to preserve the confidentiality thereof, except as permitted by this article 6.  Notwithstanding the foregoing, Grantor may, following the Effective Date, (a) issue a press release in the form of Appendix D attached hereto and (b) file with the SEC and any state securities authorities as an exhibit to one or more filings of Grantor under such federal or state securities laws a redacted version of this Agreement only after review of and comment on the redactions by Grantee, which comments shall not be unreasonably withheld or delayed by Grantee and which Grantor shall reasonably consider before making such filing(s).

6.5                               Disclosure of Tax Treatment.  Notwithstanding anything herein to the contrary, any party to this Agreement (and any employee, representative, or other agent of any party to this Agreement) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure; provided, however, that such disclosure may not be made to the extent reasonably necessary to comply with any applicable federal or state securities laws.  For the purposes of the foregoing sentence, (a) the “tax treatment” of a transaction means the purported or claimed federal income tax treatment of the transaction, and (b) the “tax structure” of a transaction means any fact that may be relevant to understanding the purported or claimed federal income tax treatment of the transaction.  Thus, for the avoidance of doubt, the parties acknowledge and agree that the tax treatment and tax structure of any transaction does not include the name of any party to a transaction or any sensitive business information (including, without limitation, the name and other specific information about any party’s intellectual property or other proprietary assets) unless such information may be related or relevant to the purported or claimed federal income tax treatment of the transaction.

ARTICLE 7                                NOTICES AND OTHER COMMUNICATIONS

7.1                               Notice.  It shall be a sufficient giving of any notice, request, report, statement, disclosure or other communication hereunder if the party giving the same shall hand deliver such communication; mail such a communication, postage prepaid, first class, certified mail; send such communication by facsimile, or send such communication, shipping prepaid by national/international courier service to the party to receive such communication at the address given below, or such other address as may hereafter be designated by notice in writing.

GRANTOR	GRANTEE

NeoRx Corporation	SciMed Life Systems, Inc.
300 Elliott Avenue West, Suite 500	One Boston Scientific Place
Seattle, WA 98119	Natick, Massachusetts 01760
ATTN: Jack L. Bowman, Executive	ATTN: Lawrence C. Best, Chief Financial
Chairman of the Board of Directors	Officer

cc: (if of a legal nature)	cc: (if of a legal nature)

NeoRx Corporation	Boston Scientific Corporation
300 Elliott Avenue West, Suite 500	One Boston Scientific Place
Seattle, WA 98119	Natick, Massachusetts 01760
ATTN: General Counsel	ATTN: General Counsel

7.2                               Date of Notice.  The date of giving any such notice, request, report, statement, disclosure or other communications shall be the U.S. postmark of such envelope if marked or actual date of receipt if not marked or if delivered otherwise.

ARTICLE 8                                GENERAL

8.1                               Choice of Law.  This Agreement shall be construed, governed, interpreted and applied in accordance with the laws of Delaware, without regard to conflict of laws principles, except that questions affecting the construction and effect of any patent shall be determined by the law of the country in which the patent was granted.

8.2                               Assignment.  Neither this Agreement nor any of the rights and obligations arising hereunder may be assigned or transferred by either party without the prior written consent of the other, which consent shall not be unreasonably withheld; provided, however, that either party may assign its rights and obligations under this Agreement (a) to a third party that merges with, or purchases all or substantially all of the assets of, such party, or (b) to an Affiliate of such party (provided that (i) the assignor shall remain obligated under this Agreement and (ii) this Agreement shall be assigned back to the assignor immediately upon such assignee ceasing to be an Affiliate of the assignor).  Any assignment in violation of this Section 8.2 shall be void.

8.3                               Dispute Resolution.  The parties acknowledge and agree that they have entered into this Agreement with the expectation of a long-term, mutually beneficial relationship.  However, should disagreement arise regarding obligations imposed on the parties by this Agreement, it is agreed that the parties will follow the dispute resolution procedure below.

(a)                                  Each party will designate an individual (“Representative”) who will have the authority to represent such party in all matters concerning the transactions contemplated by this Agreement.  All communications for purposes of this Section 8.3 should be addressed to the designated Representative.  The initial Grantee Representative will be Lawrence C. Best, Chief Financial Officer.  The initial Grantor Representative will be the Chairman of Grantor’s Board of Directors.

(b)                                  In the event that any dispute arises relating to this Agreement, the Representatives shall promptly meet and attempt to resolve the same through good faith discussions.  If the Representatives are unable to resolve any dispute to their mutual satisfaction within thirty (30) days after they commence discussions regarding same, and do not agree to extend the time for resolution of the issue at the end of their meeting, then either party may initiate the dispute resolution procedure below.

(c)                                  Any controversy or claim arising between the parties in connection with this Agreement that cannot be resolved using the procedure specified above, shall be resolved by binding arbitration in accordance with the terms and conditions of paragraphs (c) to (e) below  (collectively, the procedures specified in paragraphs (c) to (e) are the “Procedure”); provided, that actions by either party seeking equitable or declaratory relief may be brought in court without resort to any of the provisions of this Section 8.3.  This agreement to arbitrate shall continue in full force and effect despite the expiration, rescission or termination of this Agreement.  All arbitration shall be undertaken in accordance with the federal policy in the United States favoring arbitration, as set forth in the Federal Arbitration Act, and the decision of the arbitrators shall be enforceable in any court of competent jurisdiction.  The parties knowingly and voluntarily waive their rights to have their dispute tried and adjudicated by a judge and jury except as expressly provided herein.  The arbitrators shall apply the law of Delaware and the arbitration shall be held in Chicago, IL.

(d)                                  Any party may demand arbitration by sending written notice to the other party.  The arbitration and the selection of three neutral arbitrators shall be conducted in accordance with such rules as may be agreed upon by the parties, or, failing agreement within thirty (30) days after arbitration is demanded, under the Commercial Arbitration Rules of the American Arbitration Association, as such rules may be modified by this Agreement.  If the parties fail to agree upon three arbitrators within twenty (20) days following the date arbitration is demanded, the American Arbitration Association will appoint the arbitrators within thirty (30) days after such failure.  Prior to the arbitration hearing, the parties shall be entitled to engage in limited discovery under procedures of the Federal Rules of Civil Procedure; provided that a party may not submit more than twenty (20) written interrogatories or take more than four (4) depositions without a showing of good cause and approval of the arbitrator.  There shall not be any permitted discovery within ten (10) working days of the hearing.  Responses or objections to a document request shall be served twenty (20) days after receipt of the request.  The arbitrators shall resolve any discovery disputes.  At least five (5) working days prior to the hearing, each party shall submit to the other party and the arbitrators a copy of all exhibits on which such party intends to rely at the hearing, a pre-hearing brief (up to ten (10) pages), and a proposed ruling (up to five (5) pages).  The proposed ruling shall be limited to proposed rulings and remedies on each issue, and shall contain no argument on or analysis of the facts or issues.

(e)                                  The arbitrators shall only have the authority to award actual money damages (with interest on unpaid amounts from the date due) and the arbitrators shall not have the authority to award exemplary or punitive damages, and the parties expressly waive any claimed right to such damages.  The arbitration shall be of each party’s individual claims only, and no claim of any other party shall be subject to arbitration in such proceeding.  The costs and expenses of the arbitration, but not the costs and expenses of the parties, shall be shared equally by the parties; provided that if the arbitrators determine that one party prevailed in the proceeding, then the other party shall bear the entire cost and expense of the arbitration.  If a party fails to proceed with arbitration, unsuccessfully challenges the arbitration award, or fails to comply with the arbitration award, the other party is entitled to costs, including reasonable attorneys’ fees, for having to compel arbitration or defend or enforce the award.  Except as otherwise required by law, the parties and the arbitrator shall maintain as confidential all information or documents obtained during the arbitration process, including the resolution of the dispute.

8.4                               Severability.  The provisions of this Agreement are severable, and in the event that any provisions of this Agreement shall be determined to be invalid or unenforceable under any controlling body of the law, such invalidity or unenforceability shall not in any way affect the validity or enforceability of the remaining provisions of this Agreement.

8.5                               Force Majeure.  Grantor shall not be liable to Grantee, nor Grantee to Grantor, for any delay or failure in the performance of any of its respective obligations under this Agreement to the extent such delay or failure shall be caused by or result from one or more conditions of Force Majeure (as defined below), provided, that the party that is subject to the event of Force Majeure has worked in good faith and exercised due diligence to perform such obligations on a timely basis in accordance with this Agreement, it being understood that such party could not have prevented the prejudicial consequences of such event even when exercising due diligence.  For the purposes hereof, the term “Force Majeure” shall mean epidemics, floods, typhoons, or any other weather condition that shall be unusually severe, earthquakes, explosions, fires, wars (declared or not), war-like situations, blockades, embargoes, revolutions, riots, insurrections, any extended interruption of public transportation, civil commotion, strikes, lockouts, acts of God, changes in law or governmental regulations, or expropriation or other similar governmental action.  If either of the parties is prevented from performing the Agreement by cause of Force Majeure, the time for performance of the Agreement shall be extended by a period equal to the effect of such cause, and the obligations and rights of both parties under this Agreement shall be postponed by a period equal to the effect of such cause

8.6                               No Waiver.  The failure of either party to assert a right under this Agreement or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition by the other party.

8.7                               No Other Agreements.  This Agreement represents the entire understanding between the parties, and supersedes all other agreements, express or implied, between the parties concerning the subject matter hereof, and shall not be subject to any change or modification except by the execution of a written instrument subscribed to by the parties hereto.

8.8                               Relationship of the Parties.  Nothing contained in this Agreement shall be construed as constituting one party as the franchiser, franchisee, partner, broker, joint venturer or agent of the other.  Each party is an independent contractor and neither has nor shall have any power, right or authorization to bind the other or to assume or create any obligations or responsibilities, express or implied, on behalf of the other or in the other’s name

8.9                               Section Headings.  The section headings of this Agreement are for convenience of reference only and shall not in any way modify, interpret or construe the intentions of the parties.

8.10                        Counterparts.  This Agreement may be executed by the parties hereto in separate counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

8.11                        Late Payment Interest.  Any payment to Grantor not paid in full within [*] months after the date on which the payment is due shall accrue interest from the date due until fully paid at a rate equal to the lower of [*] per month or the highest rate permitted under applicable law.

[signatures on following page]

In Witness Whereof, the parties execute this Agreement as of the Effective Date.

Grantor:		Grantee:

NeoRx Corporation		SciMed Life Systems, Inc.
Corporation

By:	/s/ Jack L. Bowman	By:	/s/ Lawrence C. Best
Name: Jack L. Bowman		Name: Lawrence C. Best
Title: Executive Chairman Of The Board Of Directors		Title: Chief Financial Officer

GUARANTEE

As an inducement to NeoRx Corporation to enter into the foregoing Agreement, Boston Scientific Corporation (“Guarantor”) hereby guarantees the full and timely performance of Grantee with respect to Grantee’s obligations (a) to pay the amounts described in Section 3.2 of the Agreement to Grantor, (b) to indemnify Grantor under the terms and conditions described in article 5 of the Agreement, (c) regarding the maintenance and nonuse of privileged information in Section 2.1 and (d) regarding Confidential Information in article 6.  This guaranty is an absolute, unconditional and continuing guaranty of payment and not of collection, and Guarantor waives any right to require that any right to take action against the Grantee be exhausted or that resort be made to any security prior to action being taken against Guarantor.  A separate action or actions may be brought and prosecuted against Guarantor to enforce this guaranty, irrespective of whether any action is brought against the Grantee or whether the Grantee is joined in any such action or actions.  In the event that this Agreement shall be terminated, rejected or disaffirmed as a result of bankruptcy, insolvency, or similar proceedings with respect to the Grantee, Guarantor’s obligations hereunder shall continue to the same extent as if the same had not been so terminated, rejected or disaffirmed.  The obligations of Guarantor hereunder will not be discharged by any amendment to this Agreement or any change in ownership of the Guarantor or Grantee or any merger or consolidation thereof into or with any other entity.  Guarantor understands and agrees that its obligations hereunder shall be continuing, absolute and unconditional, and that Guarantor hereby waives presentment, protest, demand of payment, notice of dishonor or notice of any other action or inaction and any defense to, or right to seek a discharge of, its obligations hereunder.

GUARANTOR:

Boston Scientific Corporation

By:
Name: Lawrence C. Best
Title: Chief Financial Officer

Appendix A

[*]

Appendix B

[*]

Appendix C

CONFIRMATORY ASSIGNMENT OF PATENT RIGHTS

NeoRx Corporation, a Washington corporation (“Assignor”) hereby acknowledges that pursuant to the Patent Assignment Agreement by and between Assignor and SciMed Life Systems Inc., a Minnesota corporation (“Assignee”), dated April 17, 2003 (the “Agreement”), Assignor sold, assigned, transferred, and set over, unto Assignee, the entire right, title, and interest in, to and under the patents and patent applications identified in the Agreement and as set forth below, all future patents and patent applications (U.S. and foreign) claiming priority thereto, including all divisions, continuations, continuations-in-part, renewals, substitutes, reissues, reexaminations, and extensions thereof [*], and the invention(s) set forth therein, and any and all claims, demands, causes of action, damages and remedies of every kind recoverable at law or in equity or otherwise from any and every party for any and every infringement of such patents and patent applications together with the rights to bring and maintain any action for past infringements and for the recovery of damages and fees:

Patents

[*]

Patent Applications

[*]

Assignor agrees that Assignee may record this Confirmatory Assignment in the U.S. Patent & Trademark Office and other patent offices, where it will be open for public inspection.

Date:	By:
Name:
Title:
Company:
State of:
County of:

The preceding Assignment was acknowledged before me this              day of                        by

Notary Public
My Commission Expires:

Appendix D

PRESS RELEASE

NEORX RECEIVES $10 MILLION

FROM INTELLECTUAL PROPERTY AGREEMENTS

Seattle, WA, April 21, 2003 - NeoRx Corporation (NASDAQ: NERX) today announced that it has entered into an agreement assigning to Boston Scientific Corporation (NYSE: BSX), certain NeoRx intellectual property.   In connection with the assignment, NeoRx received a $9 million cash payment.  Under a second agreement, NeoRx granted to Boston Scientific an exclusive license to use certain other NeoRx intellectual property, for which NeoRx received a one-time cash payment of $1 million. The intellectual property rights assigned and licensed to Boston Scientific consist of selected technologies that NeoRx does not consider strategic to its core business.

The intellectual property assigned to Boston Scientific includes a portfolio of NeoRx patents and patent applications in the cardiovascular field.  The exclusive license grants Boston Scientific the right to use, in certain medical device fields, a separate portfolio of NeoRx patents and patent applications resulting from a collaboration with University of Cambridge investigators.

“This substantial cash infusion comes at an opportune time for NeoRx and its Skeletal Targeted Radiotherapy (STR) clinical program.  In February, following completion of a phase II dosimetry study, we submitted to the FDA a complete data package and proposal for follow-on clinical studies for this product candidate. We anticipate a constructive dialogue with the FDA, with the aim of reaching agreement on a protocol for the next clinical studies,” said Jack L. Bowman, Executive Chairman of NeoRx.

NeoRx Corporation is a cancer therapeutics company developing products for targeted delivery of therapeutic agents including radiopharmaceuticals to tumor sites.

Boston Scientific Corporation is a worldwide developer, manufacturer and marketer of medical devices.  The Company’s products are used in a broad range of interventional medical specialties.

This release contains forward-looking statements relating to the development of NeoRx Corporation’s products and future operating results that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words “believe,” “expect,” “intend,” “anticipate,” variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Factors that could affect NeoRx Corporation’s actual results include the conditions in the capital markets in general and in the life science capital markets specifically which may affect potential financing sources for the development of NeoRx’s business, the progress and costs of clinical trials and the timing of regulatory approvals, the ability to successfully develop and commercialize products, and the risks and uncertainties described in NeoRx’s press releases and its current and periodic reports filed with the Securities and Exchange Commission, including NeoRx’s Annual Report on Form 10-K for the year ended December 31, 2002.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. NeoRx Corporation undertakes no obligation to update any forward-looking statement to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Visit NeoRx at www.neorx.com.

NeoRx is a registered trademark of NeoRx Corporation in the United States and/or foreign countries.

© 2003 NeoRx Corporation. All Rights Reserved.